SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 18 2013
DIVISION OF TRADING & MARKETS

SECI 13012059 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 66540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Helvea, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X/A

pwc

Report of Independent Accountants

To the Shareholder of Helvea Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") of Helvea Inc. (the "Company") for the year ended December 31, 2012, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. On July 25, 2012, payment on item 2B was made by wire reference #4220700801 in the amount of $10,197.43. There was no difference observed.

   b. On March 4, 2013, payment on item 2F was made by wire reference #4306300238 in the amount of $7,047.57. A difference of $18.00 to item 2F of $7,029.57 was observed. Management of the Company informed us this amount represented bank fees.

2. Compared the sum of "Commissions" amount, "Research services" amount, and "Interest income" amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total revenue amount of $6,890,633 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012. A difference of $17,969 was observed. Management of the Company informed us this amount represented audit adjustments.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $6,890,633 and $17,227, respectively of the Form SIPC-7. There were no differences observed.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of Helvea Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 15, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

ber, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for audit requirement of SEC Rule 17a-5:

66540 FINRA DEC
ELVEA INC 7*7
0 LEXINGTON AVE STE 2501
EW YORK NY 10022-7617

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Assessment (item 2e from page 2) $ 17 227.00

nent made with SIPC-6 filed (exclude interest) (10 197.43)

July 25. 2013
Date Paid

r overpayment applied (0)

ent balance due or (overpayment) 7 029.57

omputed on late payment (see instruction E) for ______ days at 20% per annum 0

essment balance and interest due (or overpayment carried forward) $ 7029.57

H THIS FORM:
closed, payable to SIPC
st be same as F above) $ 7 029.57

+18 bank fees

nent carried forward $(0)

S) and predecessors (P) included in this form (give name and 1934 Act registration number):

er submitting this form and the
it is executed represent thereby
ion contained herein is true, correct

Helvea Inc
(Name of Corporation, Partnership or other organization)

x [signature]
(Authorized Signature)

President
(Title)

20 day of February, 20 13.

he assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form not less than 6 years, the latest 2 years in an easily accessible place.

ostmarked ______ Received ______ Reviewed ______

s ______ Documentation ______ Forward Copy ______

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

(FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6 890 633
evenues from the securities business of subsidiaries (except foreign subsidiaries) and essors not included above.	
s from principal transactions in securities in trading accounts.	
s from principal transactions in commodities in trading accounts.	
t and dividend expense deducted in determining item 2a.	
s from management of or participation in the underwriting or distribution of securities.	
es other than advertising, printing, registration fees and legal fees deducted in determining net rom management of or participation in underwriting or distribution of securities.	
s from securities in investment accounts.	
otal additions	
es from the distribution of shares of a registered open end investment company or unit nent trust, from the sale of variable annuities, from the business of insurance, from investment y services rendered to registered investment companies or insurance company separate ts, and from transactions in security futures products.	
es from commodity transactions.	
ssions, floor brokerage and clearance paid to other SIPC members in connection with ies transactions.	
rsements for postage in connection with proxy solicitation.	
n from securities in investment accounts.	
f commissions and markups earned from transactions in (i) certificates of deposit and asury bills, bankers acceptances or commercial paper that mature nine months or less suance date.	
expenses of printing advertising and legal fees incurred in connection with other revenue to the securities business (revenue defined by Section 16(9)(L) of the Act).	
evenue not related either directly or indirectly to the securities business. struction C):	
uctions in excess of $100,000 require documentation)	
l interest and dividend expense (FOCUS Line 22/PART IIA Line 13, le 4075 plus line 2b(4) above) but not in excess otal interest and dividend income. $	
; of margin interest earned on customers securities ounts (40% of FOCUS line 5, Code 3960). $	
er the greater of line (i) or (ii)	
al deductions	
ating Revenues	$ 6 890 633
sment @ .0025	$ 17 227